29110 Inkster Road, Suite 100 Southfield, MI 48034 (248) 358-4010 (248) 353-5879 fax www.FirstMercury.com

November 6, 2009

VIA EDGAR

Jim Rosenberg

Securities and Exchange Commission

100 First Street, N.E.

Washington, D.C. 20549

Re:	First Mercury Financial Corporation Form 10-K for the Period Ended December 31, 2008 Definitive Proxy Statement on Schedule 14A filed on April 13, 2009 File No. 001-33077

Dear Mr. Rosenberg:

In its comment letter dated October 23, 2009, the SEC requested that First Mercury Financial Corporation (the “Company”) respond to the SEC comment letter by November 6, 2009. Due to the Company’s preparation of its Quarterly Report on Form 10-Q for the Quarter ended September 30, 2009; we hereby request that the deadline for the Company’s responses to the SEC comments be extended to November 15, 2009.

Please do not hesitate to contact the undersigned at 248-213-0445 or Edward LaFramboise at 248-213-0406 if you have further questions or comments.

Sincerely,

FIRST MERCURY FINANCIAL CORPORATION

/s/ Michael W. Roskiewicz

Michael W. Roskiewicz

Senior Vice President and Corporate Counsel

MWR/ap